August 11, 2010

Tonya Bryan

Amanda L. Ravitz

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

RE:

Request for Accelerated Effectiveness of Registration

Mirador, Inc.

File No. 333-164392

Dear Ms. Ravitz:

Mirador, Inc., hereby requests that its registration statement on Form S-1, File No. 333-164392 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on August 12, 2010, at 4pm EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the Commission from taking any action with respect  to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stephen A. Schramka

Stephen A. Schramka, President

Mirador, Inc.